GERALD CHIZEVER for Loeb & Loeb LLP
10100 Santa Monica Boulevard Suite 2200 Los Angeles, CA 90067-4120	Direct 310.282.2121 Main 310.282.2000 Fax 310.282.2200 gchizever@loeb.com

March 27, 2006

Jeffrey B. Werbitt, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:                     Scheid Vineyards Inc.
Amendment No. 1 to Schedule 13E-3
Filed March 10, 2006
File No. 005-51407
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed March 10, 2006
File No. 005-51407

Dear Mr. Werbitt:

We submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by a letter dated March 22, 2006 relating to Scheid Vineyards Inc.’s (the “Company”) Amendment No. 1 to Schedule 13E-3 (File No. 005-51407) (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Information Statement on Schedule 14C (File No. 005-51407) (the “Information Statement”), filed on March 10, 2006.

Enclosed please find five (5) copies of Amendment No. 2 to the Information Statement and Amendment No. 2 to the Schedule 13E-3, marked to show changes from the documents filed on March 10, 2006. The changes reflected in the documents include those made in response to the comments of the Staff and other changes that are intended to update, clarify and render the information complete.

We appreciate your comments to assist us in our compliance with applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis. Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Preliminary Information Statement

General

Summary of Terms of Reverse Stock-Split, page 1

1.                                       You continue to disclose here and throughout your preliminary information statement that the “Special Committee and the Board has determined that Reverse Stock Split is fair to and in the best interest of all of our stockholders, including those owing shares being cashed out pursuant to the Reverse Stock Split and those that will retain an equity interest in [y]our Company subsequent to the consummation of the Reverse Stock Split.”  According to Item 1014(a), this fairness determination should contemplate whether the transaction is fair or unfair to unaffiliated security holders, rather than to “all stockholders.”  Please revise accordingly. Also, as we previously noted in prior comment 9, your fairness determination should be revised to clarify that the Special Committee and Board conducted a separate analysis as the fairness of this transaction to the unaffiliated security holders that will be cashed out and those that will remain, as required by Rule 13E-3. In this regard, you currently disclose that the transaction is fair to your security holders, including those that will be cashed out pursuant to the Reverse Stock Split and those that will retain any equity interest in your Company subsequent to the consummation of the Reverse Stock Split. Please revise your disclosure in this section and throughout your preliminary information statement. Your revisions should address your disclosure of substantive and procedure fairness addressed later in your preliminary information statement.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

2.                                       Further supplement the revisions made in response to prior comment 11 by referencing the disadvantages associated with termination of registration. In this regard, we refer you to disclosure you have added on page 16 that references the fact that the company, following termination of registration, would no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that its offers and directors would no longer be required to certify the accuracy of the company’s financial statements.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Special Factors, page 9

Reasons for and Purpose for Reverse Stock Split, page 9

3.                                       We note your response to prior comment 15. As done in the response letter, revise the disclosure in the information statement to specifically state that the board’s decision was not predicated on any financial difficulties at the company, including any decreases in revenues or net income attributable to your status as a pubic company and compliance with Sarbanes-Oxley Act.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Background of Reverse Stock Split, page 12

4.                                       We partially reissue prior comment 18. Please revise to separately address the considerations by affiliates engaged in the transaction, such as Mr. Scheid, with regard to the recommendations of the Special Committee and such affiliate’s subsequent approval or ratification of the decisions made concerning the transaction.

Response:  Disclosure has previously been made in both the Schedule 13E-3 and the Information Statement that Alfred G. Scheid has adopted the findings of the Company’s Special Committee and Board of Directors regarding the material factors upon which its was determined that the reverse stock split was fair to the Company’s unaffiliated stockholders. Specifically, in both the Schedule 13E-3 and the Information Statement, Mr. Scheid states his belief as to the fairness of the proposed transaction to unaffiliated stockholders, both those who will be cashed out by the reverse stock split and those who will remain as stockholders after the reverse stock split, based upon his ratification of the conclusions of the Company’s Special Committee and Board of Directors as to the reverse stock split.

5.                                       We note that a going private transaction as a possible strategic alternative was first discussed during meetings held by management in mid-December 2003. We also note that no definitive steps were taken in 2004 and the board met on June 8, 2005 to learn more about going private transactions and discuss other alternatives. Please expand your disclosure to further explain any deliberations by the board that occurred between mid-December 2003 and June 2005. To the extent that there were no other deliberations, please explain. For example, explain why the board considered a going private transaction in mid-December 2003 but did not learn more about going private transactions and other alternatives until June 8, 2005.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. From mid-December 2003 to June 2005, there were no deliberations by the Board in connection with evaluating or implementing a going private transaction.

6.                                       As we requested in prior comment 18, please discuss how the board determined the per share price of $9.25. In this regard, tell us how the board determined the premium over the current market value, historical market value, net book value and purchase prices paid in recent repurchases of your Common Stock. Also, revise to identify your referenced legal counsel other than Loeb & Loeb.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Recommendation of the Special Committee and the Board: Fairness of the Reverse Stock Split, page 17

Financial Analysis and Summary of Factors Reviewed to Determine $9.25 Per Share Fractional Share Purchase Price, page 17

7.                                       We note the statements regarding the “equal” treatment of affiliated and unaffiliated stockholders that was the basis of the determination to not obtain information regarding the liquidation value and going concern value of the company and to not obtain a fairness opinion. Although from a substantive and procedural standpoint, the board may believe the treatment is fair between these groups, from a practical standpoint, it does not appear that affiliated and unaffiliated shareholders would be treated equally since a larger majority of unaffiliated versus affiliated shareholders will be cashed out and left without any equity interest in the company following the reverse stock-split. Please revise to clarify your statements that affiliated and unaffiliated shareholders would be treated equally.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

8.                                       You disclose on the one hand that your “decision to not secure a third-party fairness report could result in unfairness to unaffiliated stockholders.”  In the subsequent sentence, you state that unaffiliated stockholders will have their “shares bought out at a price that has been determined to be fair by [y]our Special Committee.” Revise to clarify that the reason why the transaction could result in unfairness is because the Special Committee’s determination was not subject to any third party evaluation regarding fairness as would have been the case, had a third party fairness opinion been obtained.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Financial Analysis Performed by Management, page 18

9.                                       Please revise to disclose the net book value.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Procedural Fairness to All Stockholders, page 20

10.                                 Revise the fairness discussions to ensure that you separately addresses Item 1014(d) and (e) of Regulation M-A. If you did not apply these procedural safeguards, please explain why you reached your determination as to procedural fairness in their absence.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

In connection with responding to the Staff’s comments, the Company and Alfred G. Scheid acknowledge that:

•                  They are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Neither the Company nor Mr. Scheid may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (310) 282-2121.

Sincerely,

/s/ Gerald Chizever
Gerald Chizever, Esq.
for Loeb & Loeb LLP

cc:	Alfred G. Scheid
Michael S. Thomsen
Scott D. Scheid
Heidi M. Scheid
Kurt J. Gollnick
John L. Crary
Robert P. Hartzell
Keith L. Krum